Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES REPORTS SOLID REVENUE AND EARNINGS GROWTH IN THE THIRD QUARTER OF 2011

MONTREAL, Quebec, Canada, November 7, 2011 - Richmont Mines Inc. (TSX - NYSE Amex: RIC) (“Richmont” or the “Corporation”), today announced financial and operational results for its third quarter ended September 30, 2011. Financial results are based on International Financial Reporting Standards (“IFRS”) and dollars are reported in Canadian currency, unless otherwise noted.

Highlights:

  Q3 2011 net earnings of $6.1 million, or $0.19 per share, versus Q3 2010 net earnings of $2.5 million, or $0.08 per share;

  Year-to-date net earnings of $19.8 million, or $0.63 per share, versus net earnings of $4.7 million, or $0.17 per share, in 2010;

  Q3 2011 operating cash flow of $12.0 million, or $0.38 per share, versus Q3 2010 operating cash flow of $6.3 million, or $0.20 per share;

  Year-to-date operating cash flow of $29.5 million, or $0.94 per share, versus operating cash flow of $13.1 million, or $0.47 per share, in 2010;

  Q3 2011 gold sales of 17,832 ounces at an average selling price of US$1,739 (CAN$1,701) per ounce, versus gold sales of 18,084 ounces at an average selling price of US$1,251 (CAN$1,288) in Q3 2010;

  $58.8 million in working capital including $53.8 million of cash and cash equivalents as at September 30, 2011; no gold or currency hedging contracts or long-term debt.

Mr. Martin Rivard, President and CEO, commented on the quarter: “Overall we are very satisfied with our results this quarter, with net earnings of $6.1 million, a significant improvement over last year’s $2.5 million. We also generated an operating cash flow of $12.0 million and saw our cash position increase by $5.5 million in the quarter, highlighting that our operations continue to perform well. We are also pleased with the advancements made in our exploration efforts during the third quarter. In particular, our program on Wasamac continued to generate favourable results, and as a result we expanded our 2011 drill campaign to 45,000 metres from 35,000 metres previously. This asset has the potential to provide Richmont with an important production catalyst. In addition to finishing our extensive exploration drill program in 2011, our near-term goals for Wasamac include an updated resource calculation in the fourth quarter of this year, and subsequently completing a preliminary economic assessment in the first quarter of 2012. Our evaluation of the Monique exploration property has also progressed well in 2011, and we expect to complete a Regulation 43-101 report in the fourth quarter of this year.”

RICHMONT MINES REPORTS SOLID REVENUE AND EARNINGS GROWTH IN THE THIRD QUARTER OF 2011
November 7, 2011

Commenting on the Corporation’s operations, Mr. Rivard continued: “The Beaufor Mine recently attained the noteworthy milestone of four years without a lost time accident. I would like to applaud our team at Beaufor for achieving this remarkable record that further underscores Richmont’s commitment to the health and safety for all of its employees. Operationally, Beaufor saw improved tonnage and gold sales in the third quarter. While third quarter results at Island Gold were slightly below last year’s levels, primarily as a result of unplanned repairs on the mill’s grizzly feeder during the quarter, production from this mine year-to-date is in line with our forecasts, and recovered grades in the first nine months of 2011 improved 9% over 2010 levels. Overall, we are pleased with the performance from our operating mines, and both are on track to meet or slightly surpass their gold production objectives for the year. Furthermore, we are pleased to report that we have obtained our Certificate of Approval to proceed with the development of the W Zone on the Beaufor property, and we look forward to advancing this satellite deposit over the next year.” Lastly, Mr. Rivard discussed development efforts at the Francoeur Mine, “Our development of the Francoeur Mine continues to advance, and an additional 1,249 metres of underground development and 3,718 metres of definition drilling were completed in the third quarter. We now have 110 employees contributing to the momentum, however, recruitment of skilled labour remains very competitive and we will continue to focus on providing our employees with training for this type of conventional mining. As we have experienced development delays so far this year, Francoeur will not recover the forecasted 10,000 to 15,000 ounces of gold from processing development ore in 2011. Therefore, we anticipate Richmont’s total annual production to be 75,000 to 80,000 ounces of gold in 2011 (versus 80,000 to 85,000 ounces) when including development ounces from Francoeur. We remain committed to advancing Francoeur to the commercial production stage in the first half of 2012.”

Third Quarter Results

Revenue for the third quarter of 2011 was $30.5 million, a 28% improvement over the $23.8 million of revenue generated in the comparable quarter of 2010. Driving this growth was a higher average selling price of US$1,739 (CAN$1,701), versus US$1,251 (CAN$1,288) in the comparable period of 2010.

Cost of sales totalled $18.2 million in the third quarter of 2011, up from $17.0 million in the year-ago period, primarily a reflection of higher costs at Richmont’s Beaufor Mine. The total average cash cost per ounce of gold sold increased to US$904 (CAN$884) in the third quarter from US$775 (CAN$798) in the comparable period of 2010, reflecting increased mining costs at the Beaufor Mine due to the greater amount of development necessary to access the ore zones and higher milling costs associated with operating the Camflo Mill at less than 30% capacity. However, utilisation of the mill is expected to increase with the ramping up at the Francoeur Mine.

Exploration and project evaluation costs totalled $3.8 million in the third quarter of 2011, up from $2.7 million in third quarter of 2010. This reflects expanded exploration spending as a result of the extensive program currently underway on the Wasamac property, and the completed program on the Monique property.

Richmont generated net earnings of $6.1 million, or $0.19 per share, in the third quarter of 2011, a notable improvement over the net earnings of $2.5 million, or $0.08 per share, in the third quarter of 2010.

RICHMONT MINES REPORTS SOLID REVENUE AND EARNINGS GROWTH IN THE THIRD QUARTER OF 2011
November 7, 2011

Third Quarter News

Wasamac Exploration Program
The ongoing exploration program on the Wasamac property continued to yield favourable results during the third quarter. New gold intercepts announced during the third quarter included 7.28 g/t over 31.40 metres in the Main Zone, 3.14 g/t over 9.99 metres and 3.45 g/t over 7.66 metres in Zone 1, 2.17 g/t over 32.88 metres in Zone 2, and 4.52 g/t over 12.17 metres in Zone 3 (all true width). Results from the drill campaign continue to support the Corporation’s objective of evaluating the potential for an underground bulk mining operation on the property and reaffirm Richmont’s optimism for this asset’s long-term potential for the Corporation’s shareholders. Richmont will incorporate drill results from the 2011 campaign in an updated resource calculation, expected in Q4 2011, and will use this information to complete a Preliminary Economic Assessment (“PEA”) in Q1 2012. Please see the August 30, 2011 press release entitled “Richmont intercepts 7.28 g/t Au over 31.40 metres at Wasamac; New drill results reaffirm strong potential of this project” for additional details.

Monique Exploration Program
Richmont published the final drill results from the completed 8,117 metre exploration drill program on the G and J zones of the Monique exploration project located near Val-d’Or, Quebec during the third quarter. The favourable results of the 2011 drill campaign further support Richmont’s goal of assessing the viability for a small open-pit operation on the property. The Corporation plans to initiate additional drilling on a newly identified target (a new gold zone was identified in hole MO-200-02, that returned a value of 6.69 g/t Au over 4.40 metres) and on two anomalies on the property that were identified via a 12 km IPower 3D induced polarization survey this fall. The necessary geotechnical, geomechanical and hydrogeological studies on the property have been completed in preparation for permit application requirements for this project. Richmont will complete a Regulation 43-101 compliant technical report and plans to submit a permit application for the development of this asset during the fourth quarter of 2011. Please refer to the August 24, 2011 press release entitled “Richmont updates final drilling results from the Monique Project; Studies underway to accelerate development of this asset” for additional details.

W Zone
The Corporation is pleased to report that it has received its Certificate of Approval for the development of the W Zone, a near-surface satellite deposit on the Beaufor property. Construction of the portal has begun and ramp development will follow. During the third quarter of 2011, a total of $1.5 million was spent on property, plant and equipment, exploration and development related to the W Zone. Richmont anticipates that one year of development will be required to access the targeted mineralized zone. In addition, the Corporation will complete additional drilling from surface to further evaluate the potential of the W and other previously identified near-surface zones during 2012.

Francoeur Mine
A total of 1,249 metres of underground development and 3,718 metres of definition drilling were completed at the Francoeur Mine in the third quarter of 2011. This brought the number of metres year-to-date to 3,492 and 12,755, respectively. In addition, 8,455 tonnes of low-grade development ore from Francoeur were processed at the Camflo Mill during the quarter, which generated 702 ounces of gold, and development ore continues to be transported and processed at the Camflo Mill during the fourth quarter. The Francoeur Mine will not recover the forecasted 10,000 to 15,000 ounces from development in 2011, due primarily to a slower than anticipated development rate to provide access to the 16th and 17th levels of the mine. Nonetheless, the Corporation is committed to advancing the mine to the commercial production stage in the first half of 2012.

RICHMONT MINES REPORTS SOLID REVENUE AND EARNINGS GROWTH IN THE THIRD QUARTER OF 2011
November 7, 2011

Nine-Month Review

Revenue for the first three quarters of 2011 totalled $86.3 million, up 34% over the $64.4 million in revenue for the same period in 2010. This reflects a 15% increase in the number of ounces of gold sold, and a 22% increase in the average selling price per ounce of gold in Canadian dollars.

Cost of sales, which includes operating costs, royalties, custom milling and depreciation and depletion, amounted to $52.4 million for the first nine months of 2011, up 5% over $49.8 million during the same period in 2010. This was primarily due to higher mining costs at the Beaufor Mine, a reflection of the greater amount of development necessary to access ore zones, and higher costs for milling ore from the Beaufor Mine, due to operating the Camflo Mill below 30% of capacity. Cash cost per ounce at the Beaufor Mine were US$924 (CAN$904) for the first nine months of 2011, versus US$891 (CAN$917) in the comparable period of 2010, as the recovered grade improved by 30%.

Exploration and project evaluation costs were $8.0 million during the first nine months of 2011, up from $5.3 million during the same period in 2010. This year-over-year cost increase primarily reflects the Corporation’s extensive exploration programs on Wasamac and Monique, partially offset by an increase in exploration tax credits to $4.1 million in the first nine months of 2011 versus $2.0 million in the comparable period last year.

Net earnings were $19.8 million, or $0.63 per share, for the first nine months of 2011, up notably from net earnings of $4.7 million, or $0.17 per share, during the comparable period in 2010.

Financial Position and Capital Structure

At September 30, 2011, Richmont cash and cash equivalents were $53.8 million, compared with $40.0 million at December 31, 2010. This increase is primarily attributable to the $29.5 million of cash flow generated from operating activities year-to-date and $2.5 million generated from the issuance of common shares following the exercise of stock options, partially offset by the $21.3 million spent on investment activities in the first nine months of 2011 at the Francoeur, Island Gold and the Beaufor mines. As of September 30, 2011, Richmont Mines has no long-term debt obligations, no hedging contracts and has $58.8 million in working capital with only 32.0 million shares outstanding. On October 31, 2011, as part of a private placement, the Corporation issued 980,500 common shares and 245,125 stock warrants for a total cash consideration of $10.3 million. Each warrant allows for the acquisition of one common share at a price of $13.00 prior to December 31, 2012.

Island Gold Mine

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010

Tonnes	63,472	64,283	194,712	195,684
Head grade (g/t)	5.99	6.22	6.19	5.74
Gold recovery (%)	95.72	95.94	96.00	94.98
Recovered grade (g/t)	5.73	5.97	5.94	5.45
Ounces sold	11,693	12,332	37,209	34,276
Cash cost per ounce (US$)	810	758	748	818

RICHMONT MINES REPORTS SOLID REVENUE AND EARNINGS GROWTH IN THE THIRD QUARTER OF 2011
November 7, 2011

During the third quarter of 2011, the Island Gold Mine processed 63,472 tonnes of ore at a recovered grade of 5.73 g/t, and 11,693 ounces of gold were sold at an average price of US$1,752 (CAN$1,714) per ounce. For the same period last year, 64,283 tonnes of ore were processed at a recovered grade of 5.97 g/t, and 12,332 ounces of gold were sold at an average price of US$1,247 (CAN$1,284) per ounce. Processed tonnage from the Island Gold Mine declined slightly year-over-year in the third quarter as a result of unplanned repairs that needed to be completed on the grizzly feeder. This, combined with a slightly lower recovered grade, resulted in a 5% decline in the number of gold ounces sold compared to the year-ago period. In spite of the unplanned repairs, the mill achieved an average daily output of 736 tonnes per day in the current quarter, a notable improvement over the average of 627 tonnes per day in the second quarter. Third quarter production cash costs at Island Gold increased to US$810 (CAN$792) in 2011, from US$758 (CAN$781) for the same period last year, primarily reflecting the slightly lower recovered grade.

For the first nine months of 2011, 194,712 tonnes of ore were processed at a recovered grade of 5.94 g/t, and 37,209 ounces of gold were sold at an average price of US$1,540 (CAN$1,506) per ounce. This compared to tonnage of 195,684 at a recovered grade of 5.45 g/t, and gold sales of 34,276 ounces at an average price of US$1,198 (CAN$1,234) in the comparable nine month period of 2010. While tonnage was down very slightly year-over-year, recovered grades and gold recovery rates were above last year levels, which resulted in cash costs per ounce sold declining to US$748 (CAN$732) in the first nine months of 2011 versus US$818 (CAN$842) in the comparable period of 2010.

Mr. Rivard commented: “While unexpected mechanical issues at the Island Gold mill negatively impacted this asset’s performance during the quarter, the mine is on track to meet its targeted 2011 production of 45,000 to 50,000 ounces of gold.”

Beaufor Mine

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010

Tonnes	26,801	25,127	74,944	74,459
Head grade (g/t)	7.32	7.25	8.42	6.50
Gold recovery (%)	97.38	98.19	98.27	98.05
Recovered grade (g/t)	7.12	7.12	8.28	6.37
Ounces sold	6,139	5,752	19,942	15,256
Cash cost per ounce (US$)	1,081	812	924	891

During the third quarter of 2011, the Beaufor Mine produced 26,801 tonnes of ore at a recovered grade of 7.12 g/t, and 6,139 ounces of gold were sold at an average price of US$1,715 (CAN$1,677) per ounce. In the comparable quarter of 2010, 25,127 tonnes of ore were produced at a recovered grade of 7.12 g/t, and 5,752 ounces of gold were sold at an average price of US$1,258 (CAN$1,296) per ounce. Cash costs at the Beaufor Mine increased to US$1,081 (CAN$1,058) per ounce sold in the third quarter of 2011, compared with US$812 (CAN$836) in the comparable quarter of 2010. The increase in cash costs was primarily attributable to the greater amount of development necessary to access the ore zones and a higher milling cost.

RICHMONT MINES REPORTS SOLID REVENUE AND EARNINGS GROWTH IN THE THIRD QUARTER OF 2011
November 7, 2011

During the first nine months of 2011, 74,944 tonnes of ore were processed from the Beaufor Mine at a recovered grade of 8.28 g/t, and 19,942 ounces of gold were sold at an average price of US$1,537 (CAN$1,503) per ounce. In the comparable period of 2010, 74,459 tonnes of ore at a recovered grade of 6.37 g/t were processed, and 15,256 ounces of gold were sold at an average price of US$1,201 (CAN$1,237) per ounce. Year-to-date cash costs were US$924 (CAN$904) in 2011 versus US$891 (CAN$917) in the comparable period of 2010. This primarily reflects higher recovered grades, the benefits of which were partially mitigated by higher mining and milling costs.

Mr. Rivard commented: “We are pleased with the production levels at the Beaufor Mine in the first nine months of 2011, as our annual production forecast of 20,000 to 25,000 ounces of gold has essentially been achieved. While we expect cash costs to remain at this level due to the extensive development that is necessary to reach the ore zones, the margins realized at this mine are favourable and we continue to evaluate the future potential of previously identified near-surface zones on the property. ”

Camflo Mill

The Camflo Mill processed a total of 31,828 tonnes during the third quarter of 2011, down 14% from the 36,955 tonnes processed during the third quarter of 2010. Year-to-date, a total of 80,062 tonnes were processed at the Camflo Mill, down from tonnage of 158,701 in the year-ago period. This reflects that no custom milling has been completed in 2011, whereas 11,770 tonnes and 82,939 tonnes were custom milled in the three and nine month periods of 2010, respectively. The Camflo Mill began treating development ore from the Francoeur Mine in the third quarter, during which 8,455 tonnes were processed.

Outlook

Mr. Rivard concluded: “Our emphasis in the near to medium term remains maximizing efficiency and productivity at our two operating mines, bringing the Francoeur Mine into commercial production, and advancing our exploration programs on Wasamac and Monique. The next six months will be very eventful at Richmont, and our team is intently focused on delivering on our fourth quarter objectives of completing a 43-101 report for Monique and an updated resource calculation for Wasamac, and our subsequent goals of publishing a PEA for Wasamac and advancing Francoeur to commercial production as soon as possible. Last, but certainly not least, we continue to evaluate potential acquisition and partnership opportunities to expand our growth profile and increase our reserve and resource base.”

Martin Rivard
President and Chief Executive Officer

RICHMONT MINES REPORTS SOLID REVENUE AND EARNINGS GROWTH IN THE THIRD QUARTER OF 2011
November 7, 2011

About Richmont Mines Inc.
Richmont Mines has produced over 1,200,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from its Island Gold and Beaufor mines, and is currently advancing the Francoeur Mine to commercial production, which will increase Richmont’s production to approximately 100,000 ounces of gold on an annual basis. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Regulation 43-101 (“R 43-101”)
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D, Exploration Manager, an employee of Richmont Mines Inc., and a qualified person as defined by R 43-101.

Cautionary Note to U.S. Investors Concerning Resource Estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with R 43-101 adopted by the Canadian Securities Administrators. The requirements of R 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

For more information, please contact:

Investor Relations:	Media Contact:
Jennifer Aitken	Glenn Massad
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 ext. 5863
E-mail: jaitken@richmont-mines.com	E-mail: glenn.massad@edelman.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Website: www.richmont-mines.com

FINANCIAL STATEMENTS FOLLOW.

RICHMONT MINES REPORTS SOLID REVENUE AND EARNINGS GROWTH IN THE THIRD QUARTER OF 2011
November 7, 2011

EXPLORATION AND PROJECT EVALUATION
	(in thousands of Canadian dollars)
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	$	$	$	$

Exploration costs - Mines
Beaufor	238	877	788	1,743
Island Gold	1,822	1,738	3,907	3,437
Francoeur	70	66	148	117

	2,130	2,681	4,843	5,297

Exploration costs – Other properties
Wasamac	2,117	477	4,840	702
Monique	257	38	2,028	46
Other	26	339	104	867
Project evaluation	45	76	217	325

	2,445	930	7,189	1,940

Exploration and project evaluation before depreciation and exploration tax credits	4,575	3,611	12,032	7,237
Depreciation	40	35	113	103
Exploration tax credits	(829)	(938)	(4,120)	(2,017)

	3,786	2,708	8,025	5,323

RICHMONT MINES REPORTS SOLID REVENUE AND EARNINGS GROWTH IN THE THIRD QUARTER OF 2011
November 7, 2011

FINANCIAL DATA
	Three-month period		Nine-month period
	ended September 30,		ended September 30,
CAN$	2011	2010	2011	2010
Results (in thousands of $)
Revenue	30,463	23,781	86,304	64,393
Net earnings attributable to Richmont Mines shareholders	6,087	2,547	19,812	4,701
Cash flow from operating activities	12,029	6,253	29,486	13,083

Results per share ($)
Net earnings basic	0.19	0.08	0.63	0.17
Net earnings diluted	0.19	0.08	0.62	0.17
Cash flow from operating activities	0.38	0.20	0.94	0.47

Basic weighted average number of common shares outstanding (thousands)	31,733	30,872	31,517	27,894
Diluted weighted average number of common shares outstanding (thousands)	32,511	31,214	32,124	28,275

Average selling price of gold per ounce	1,701	1,288	1,505	1,235
Average selling price of gold per ounce (US$)	1,739	1,251	1,539	1,199

	September 30,	December 31,
	2011	2010
Financial position (in thousands of $)
Total assets	148,262	115,305
Working capital	58,767	43,880
Long-term debt	-	-

SALES AND PRODUCTION DATA
	Three-month period ended September 30,
		Ounces of gold		Cash cost
				(per ounce sold)
	Year	Sales	Production
				US$	CAN$
Island Gold Mine	2011	11,693	11,718	810	792
	2010	12,332	12,617	758	781
Beaufor Mine	2011	6,139	5,225	1,081	1,058
	2010	5,752	5,923	812	836
Total	2011	17,832	16,943	904	884
	2010	18,084	18,540	775	798

	Nine-month period ended September 30,
		Ounces of gold		Cash cost
	Year	Sales	Production	(per ounce sold)
				US$	CAN$
Island Gold Mine	2011	37,209	37,415	748	732
	2010	34,276	32,525	818	842
Beaufor Mine	2011	19,942	19,180	924	904
	2010	15,256	15,689	891	917
Total	2011	57,151	56,595	810	792
	2010	49,532	48,214	840	865

Average exchange rate used for 2010: US$1 = CAN$1.0299
2011 estimated exchange rate: US$1 = CAN$0.9781

RICHMONT MINES REPORTS SOLID REVENUE AND EARNINGS GROWTH IN THE THIRD QUARTER OF 2011
November 7, 2011

CONSOLIDATED INCOME STATEMENT

	(in thousands of Canadian dollars)
(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	$	$	$	$

REVENUE
Precious metals	30,335	23,292	86,005	61,151
Other income	128	489	299	3,242

	30,463	23,781	86,304	64,393

EXPENSES
Cost of sales	18,194	16,957	52,415	49,838
Exploration and project evaluation	3,786	2,708	8,025	5,323
Administration	1,312	1,079	3,937	3,471
Gain on disposal of long-term assets	-	-	(3,000)	(489)

	23,292	20,744	61,377	58,143

OPERATING EARNINGS	7,171	3,037	24,927	6,250

Accretion expense – asset retirement obligations	32	29	95	87
Financial revenue	(751)	(132)	(974)	(287)

EARNINGS BEFORE MINING AND INCOME TAXES	7,890	3,140	25,806	6,450

MINING AND INCOME TAXES	1,803	593	5,994	1,877

NET EARNINGS FOR THE PERIOD	6,087	2,547	19,812	4,573

NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-	-	-	(128)

NET EARNINGS ATTRIBUABLE TO RICHMONT MINES SHAREHOLDERS	6,087	2,547	19,812	4,701

EARNINGS PER SHARE
basic	0.19	0.08	0.63	0.17
diluted	0.19	0.08	0.62	0.17

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	31,733	30,872	31,517	27,894

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	32,511	31,214	32,124	28,275

See accompanying notes to consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES REPORTS SOLID REVENUE AND EARNINGS GROWTH IN THE THIRD QUARTER OF 2011
November 7, 2011

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	(in thousands of Canadian dollars)
(Unaudited)	September 30,	December 31,
	2011	2010
	$	$

ASSETS

CURRENT ASSETS
Cash and cash equivalents	53,775	40,030
Shares of publicly-traded companies	851	1,311
Receivables	2,583	1,892
Income and mining tax assets	916	1,745
Exploration tax credits receivable	11,290	3,474
Inventories	8,260	7,364

	77,675	55,816

RESTRICTED DEPOSITS	290	290

PROPERTY, PLANT AND EQUIPMENT	69,097	59,199

DEFERRED TAX ASSETS	1,200	-

TOTAL ASSETS	148,262	115,305

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	11,611	9,262
Income and mining taxes payable	7,297	2,674

	18,908	11,936
ASSET RETIREMENT OBLIGATIONS	6,438	6,343

DEFERRED MINING TAXES	5,612	2,235

TOTAL LIABILITIES	30,958	20,514

EQUITY

Share capital	94,350	91,010
Contributed surplus	6,554	6,709
Retained earnings (deficit)	16,067	(3,745)
Accumulated other comprehensive income	333	817

TOTAL EQUITY ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	117,304	94,791

TOTAL EQUITY AND LIABILITIES	148,262	115,305

See accompanying notes to consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES REPORTS SOLID REVENUE AND EARNINGS GROWTH IN THE THIRD QUARTER OF 2011
November 7, 2011

CONSOLIDATED STATEMENT OF CASH FLOW

	(in thousands of Canadian dollars)
(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	$	$	$	$

OPERATING ACTIVITIES
Net earnings before mining and income taxes for the period	7,890	3,140	25,806	6,450
Adjustments for:
Depreciation and depletion	2,489	2,274	7,307	5,307
Taxes received (paid)	-	(1,171)	1,635	(893)
Stock-based compensation	310	244	730	733
Accretion expense – asset retirement obligations	32	29	95	87
Gain on disposal of long-term assets	-	-	(3,000)	(489)
Gain on disposal of shares of publicly-traded companies	(54)	(21)	(97)	(80)

	10,667	4,495	32,476	11,115

Net change in non-cash working capital items	1,362	1,758	(2,990)	1,968

Cash flow from operating activities	12,029	6,253	29,486	13,083

INVESTING ACTIVITIES
Acquisition of shares of publicly-traded companies	(102)	-	(102)	-
Disposition of shares of publicly-traded companies	106	208	175	319
Restricted deposits	-	-	-	(184)
Property, plant and equipment - Francoeur Mine	(4,839)	(2,292)	(13,792)	(6,268)
Property, plant and equipment - Beaufor Mine	(1,740)	(451)	(3,661)	(2,103)
Property, plant and equipment - Island Gold Mine	(917)	(1,292)	(3,505)	(3,663)
Property, plant and equipment - Other	(62)	(28)	(311)	(168)
Disposition of long-term assets	-	-	3,000	533
Redemption of non-controlling interests	-	(244)	-	(325)

Cash used in investing activities	(7,554)	(4,099)	(18,196)	(11,859)

FINANCING ACTIVITIES
Issue of common shares	988	386	2,455	17,001
Common shares issue costs	-	(315)	-	(1,340)

Cash flow from financing activities	988	71	2,455	15,661

Net change in cash and cash equivalents	5,463	2,225	13,745	16,885

Cash and cash equivalents, beginning of period	48,312	35,799	40,030	21,139

Cash and cash equivalents, end of period	53,775	38,024	53,775	38,024

See accompanying notes to consolidated financial statements available on SEDAR (www.sedar.com).